SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 95555 / August 18, 2022

Admin. Proc. File No. 3-20725

In the Matter of

SECTOR 5, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the company's securities.

APPEARANCES:

Christopher Bruckmann and *Sandhya C. Harris* for the Division of Enforcement.

Respondent Sector 5, Inc. (CIK No. 1550737; Ticker SFIV) ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that it did not file required periodic reports.[1] Respondent again failed to respond to an order to show cause why it should not be found in default.[2] We now find Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registrations of its securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On January 28, 2022, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[1]   *Sector 5, Inc.*, Exchange Act Release No. 94100, 2022 WL 287870 (Jan. 28, 2022).

[2]   *Sector 5, Inc.*, Exchange Act Release No. 94556, 2022 WL 969935 (Mar. 30, 2022).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See* 15 U.S.C. §§ 78m(a), 78*l*.

[5]   *See* 15 U.S.C. §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission because it has repeatedly failed to meet its obligations to file timely periodic reports. The OIP further alleges that Respondent also failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letter.

Specifically, the OIP alleges that Respondent is a defaulted Nevada corporation located in Alexandria, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2018, which reported a net loss of $1,424,123 for the prior nine months. The OIP alleges that, as of January 10, 2022, unsolicited quotations for the common stock of Respondent were quoted on OTC Link, operated by OTC Markets Group, Inc.

The OIP directed Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondent that if it failed to answer, it may be deemed in default, the proceedings may be determined against it upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

B.   Respondent failed to answer the OIP or respond to a show cause order.

Respondent was properly served with the OIP, but did not answer it. On March 30, 2022, more than ten days after service on Respondent, it was ordered to show cause by April 13, 2022, why the registration of its securities should not be revoked by default due to its failure to file an answer and to otherwise defend this proceeding.[11] Respondent was warned that if it "fail[ed] to respond to th[e] order to show cause, it may be deemed in default, the proceeding may be determined against it, and the registration of its securities may be revoked." Respondent did not subsequently answer the OIP or respond to the show cause order.

II.   Analysis

A.   We hold Respondent in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a).[12] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order

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[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11]   *See supra* note 2.

[12]   17 C.F.R. § 201.220(f).

instituting proceedings, the allegations of which may be deemed to be true."[13] Because Respondent has failed to answer, and has not responded to the order to show cause, we find it appropriate to deem Respondent in default and to deem the allegations of the OIP to be true.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

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[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[14]   *See supra* notes 4–8 and accompanying text.

[15]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over multiple years.[19] These violations were serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[20] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] Respondent's "'long history of ignoring . . . reporting obligations' evidences a 'high degree of culpability.'"[22] And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.[23]

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[19]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent). We take official notice of Respondent's EDGAR filings, which demonstrate that its delinquency has continued since the issuance of the OIP. *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[20]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 18 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[21]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22]   *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (ellipsis in original) (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

[23]   On March 30, 2020, Respondent filed a Form 8-K stating that it would be delayed in filing its annual report for the fiscal year ended December 31, 2019 because of disruptions caused by the Covid-19 pandemic. Respondent asserted that it "expects to file the Annual Report on or before May 14, 2020." As Respondent has not participated in this proceeding, it has not explained its failure to meet that deadline. Respondent's failure to adhere to even its own, self-imposed "schedules that [it] has proposed for the fulfillment of delinquent filing obligations" supports our conclusion that revocation is appropriate. *See Calais Res.*, 2012 WL 2499349, at *7 (quoting *Am. Stellar Energy*, 2011 WL 2783483, at *5); *see also Gateway*, 2006 WL 1506286, at *6 & n.34 (noting, in support of revocation, that respondent had repeatedly "insisted that it intends to return to full compliance, yet its efforts repeatedly fall short"). Further, Respondent

Accordingly, each of the factors we analyze favors revocation. Respondent has failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA, and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

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already had been delinquent in its reporting for a year at the time of filing its March 2020 8-K, yet the filing only addressed the annual report for the 2019 fiscal year.

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 95555 / August 18, 2022

Admin. Proc. File No. 3-20725

In the Matter of

SECTOR 5, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Sector 5, Inc. under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of August 19, 2022.

By the Commission.

Vanessa A. Countryman
Secretary